Exhibit 99.4
Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road
Taramani, Chennai 600 113, India.

Sify Limited

To the holders of our American Depositary Shares	August 18, 2006
On behalf of your Board of Directors and your management, I cordially invite you to attend our Tenth Annual General meeting of the stockholders. It will be held on Monday, September 18, 2006 beginning at 12.00 Noon at our Registered Office located at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India.
At the Annual General Meeting, you will be requested to consider and approve ordinary business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, Auditors’ Report and Directors’ Report for the fiscal year ended March 31, 2006, as well as appointment of Directors and reappointment of Accountants.
In addition to ordinary business matters, you will be requested to consider and approve Five Special Business matters. We are seeking your approval:
1.	to consider and approve the appointment of Mr Raju Vegesna, as a Director.

2.	to consider and approve the appointment of Mr P S Raju, as a Director.

3.	to amend the object clause of the Memorandum of Association of the company.

4.	to consider and commence the new activities as envisaged in the new object clause

5.	to consider and appoint Mr Raju Vegesna as the Chief Executive Officer and Managing Director of the company.
The ordinary business matters are Ordinary Resolutions requiring the approval of a majority of the equity shareholders present in person or by proxy at the Annual General Meeting. As per the AGM Notice, the matters set forth in items 1 to 6, require an Ordinary Resolution and items 7 to 9 require, a Special Resolution. Under the Indian Companies Act, a Special Resolution must be approved by a number of votes, which is not less than three times the number of votes against the Special Resolution.
The Board of Directors recommend that you approve each of these resolutions.
You are requested to read carefully the accompanying Notice of Annual General Meeting and the Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the Annual General Meeting and the resolutions proposed.
The Board of Directors has fixed the close of business on August 1, 2006 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs.
Yours very truly,
Raju Vegesna
Chairman, Managing Director & CEO